SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                  Commission File Number  0-19717


(Check one)


/   / Form 10-K and Form 10-KSB      /  / Form 11-K

/  /  Form 20-F  /x/ Form 10-Q and Form 10-QSB  / / Form N-SAR

For period ended: June 27, 1999


/   /  Transition Report on Form 10-K and Form 10-KSB

/  /   Transition Report on Form 20-F

/  /   Transition Report on Form 11-K

/  /   Transition Report on Form 10-Q and Form 10-QSB

/  /   Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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                             PART I

                     REGISTRANT INFORMATION

Full name of registrant:   WPI GROUP, INC.

Former name if applicable:

Address of principal executive offices (Street and number): 1155
Elm Street

City, state and zip code: Manchester, New Hampshire  03101


                             PART II

                     RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

/x/    (a)     The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

/x/    (b)     The subject annual report, semi-annual report,
               transition report on Form 10-K, 10-KSB, 20-F,
               11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
               and

/ /    (c)     The accountants' statement or other exhibit required
               by Rule 12b-25(c) has been attached if applicable.


                            PART III

                            NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-
KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously disclosed, the registrant entered into a credit agreement (the "Credit Agreement") with a group of lenders (the "Lenders"), with Fleet Bank - NH as agent, pursuant to which, among other things, the Lenders have provided the registrant with a financing facility in an aggregate principal amount of up to $75 million. The registrant has requested the Lenders to waive compliance with one of the financial covenants contained in the credit agreement, and the registrant is awaiting a decision from the Lenders on this matter. Although the registrant believes that the Lenders will issue such a waiver in the near future, no assurances can be given as to the timing of the Lenders' decision. Failure to obtain such a waiver would significantly impact the disclosures required by Form 10-Q. The waiver cannot be obtained in time for the registrant to file its Quarterly Report on Form 10-Q on a timely basis.

For the reasons set forth above, the registrant's inability to timely file its Quarterly Report on Form 10-Q for the quarter ended June 27, 1999 cannot be eliminated without unreasonable effort or expense. The registrant intends to file its Quarterly Report no later than the fifth day after the due date of the Quarterly Report.


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                             PART IV

                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

John W. Powers Vice President & CFO        (603) 627-3500
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(Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                           /   /  Yes    /x  / No

Form 10-Q for the quarterly period ended March 28, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          / x /   Yes   /   /  No


Net sales for the quarter ended June 27, 1999 was $21.2 million, compared to $24.4 million for the same period last year. For the quarter, the Company incurred a loss of ($3.1) million, compared to net income of $1.4 million for the third quarter of 1998. Third quarter earnings per share were ($0.52), compared to $0.23 for the same period last year. For the first nine months of fiscal 1999, net sales were $68.2 million, compared to $69.5 million for the same period in fiscal 1998. For the nine months ended June
27, 1999, the Company incurred a loss of ($4.8) million. For the same 1998 fiscal period, the Company reported net income of $3.3 million. Fiscal 1999 nine month earnings were ($0.79), compared to $0.54 for the corresponding 1998 fiscal period.

                         WPI GROUP, INC.


          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 11,  1999          By: /s/ John R. Allard
                                    -------------------
                                    John R. Allard, President & COO

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